

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Ophir Sternberg
Chief Executive Officer
Opes Acquisition Corp.
4218 NE 2nd Avenue
Miami, FL 33137

Re: Opes Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2020
File No. 001-38417

Dear Mr. Sternberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREM14A Filed on 9/25/2020

Summary
Consideration to the Members, page 10

1.   The aggregate value of the consideration to be paid by OPES in the Business Combination (subject to reduction for indemnification claims and potential changes due to a working capital adjustment) of approximately $100 million disclosed here appears to be inconsistent with the disclosure on page 117 which states the aggregate value of the consideration is $194 million. Please clarify or revise.

Risk Factors, page 17

2.   Please provide risk factor disclosure concerning the legal and operational risk associated with your franchising operations.

Background of the Business Combination, page 47

3. According to your disclosure in the third paragraph from the top of page 48,
    you conducted due diligence and/or engaged in detailed discussions with approximately
    eight targets, but due to discrepancies in commercial terms and valuation expectations you
    discontinued discussions with seven targets. Please enhance your disclosure to further
    describe the nature of these companies, including their size and the industries in which
    they operate, the nature of your discussions with these companies, the nature of the
    discrepancies in commercial terms and valuation expectations, and the reasons that
    discussions were terminated.

4. Please expand the disclosure in this section to include a more detailed description of the
    negotiations surrounding the material terms of the Membership Interest Purchase
    Agreement and the other agreements related to the Business Combination. For example,
    please specify which of the parties recommended the initial consideration, explain how the
    amount was determined, and describe how the consideration changed over the course of
    the negotiations until the parties arrived at the final consideration. Please provide similar
    disclosure with the form and mix of consideration and the adjustments thereto. Please see
    Item 14(b)(7) of Schedule 14A.

OPES'S Board's Reasons for the Approval of the Business Combination, page 51

5. We note that your board "consulted with management and OPES's legal counsel as well
    as financial and other advisors," that you considered "research on the public trading values
    of comparable peer companies as well as private transaction precedents," and that due
    diligence was "conducted in conjunction with external advisors, including national
    accounting, legal, insurance, environmental, and regulatory firms, among others." Please
    provide the disclosure required by Item 14(a)(6) of Schedule 14A and Item 1015 of
    Regulation S-K, or advise. In addition, in this section please describe any uncertainties,
    risks and other potentially negative factors concerning the transaction that were
    considered by the board, as well as why these factors did not dissuade the board from
    approving the transaction.

Business of BurgerFi
Overview, page 76

6. In appropriate places in your filing, please break out your number of franchise stores and
    company stores, discuss the contribution of each store type to your revenues and expenses,
    discuss the material terms of a typical franchise agreement, clarify any differences in your
    site selection and construction models depending on the store type to be built, and
    describe any material franchise regulations governing your operations. Also in an
    appropriate place in your filing, please describe the effect of existing and probable
    governmental regulations (of any kind) on your business.

Growth Strategies, page 88

7. We note your statement "We are continuing on a strong growth trajectory with another 15 restaurants planned to open in 2020, along with several delivery-only neighborhood kitchens in partnership with REEF Technology. " Please revise your disclosure to provide a status update of your progress on achieving these initiatives.

Related Party Transactions
BurgerFi Related Party Transactions, page 134

8. Please disclose the BurgerFi Member that is the related party.

BugerFi International, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations, page F-7

9. We note your store activity for the years ended December 31, 2019 and 2018 appears to only include franchised stores. Please revise to separately disclosure the store activity for company owned restaurants for each applicable reporting period.

BurgerFi International, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Variable Interest Entities, page F-9

10. We note your statement that "Additionally, the Company is a guarantor for a lease for The Burger Bunch, LLC, an unrelated party. " Please tell us the business purpose of guaranteeing this lease, if you are compensated for this arrangement and what is your maximum exposure to loss.

General

11. Please provide the disclosure required by Items 102 and 103 of Regulation S-K. Refer to Item 14(c) of Schedule 14A and Form S-4.

12. With respect to the current and proposed restated charters and bylaws of the company:
     • Please revise the disclosure throughout the filing, including in Use of Certain Terms, Proposal 2, and Description of Opes's Securities, to clarify whether it relates to Opes's current charter or the restated charter of the post-combination company. Please also explain when the restated charter will become effective.
     • We note references in your filing to restated bylaws. Please describe the terms of the bylaws, state whether their adoption requires shareholder approval, and tell us what consideration you have given to attaching to the filing the form of bylaws that will be in effect after the business combination.

- We note that certain descriptions in your filing of the restated charter of the post-combination company are not consistent with the terms of the restated charter attached as Annex B (as examples only, refer to the descriptions of the exclusive forum provision and ability to call special meetings). Please review and revise Annex B and the proxy disclosure to ensure accuracy and consistency.
- The disclosure in Proposal 2 does not appear to describe sufficiently all of the differences between Opes's current charter and the restated charter to be in effect after the business combination. Please revise this section to fully describe such differences, so that stockholders have an accurate understanding of what they are being asked to approve.
- Please note that we may have further comment upon review of your revised disclosure, including in connection with the exclusive forum provision of the restated charter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services